JPMORGAN TRUST I
270 PARK AVENUE
NEW YORK, NEW YORK 10017

VIA EDGAR

October 20, 2011

Vincent J. Di Stefano
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

> Re: JPMorgan Trust I ("Trust");
> File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 167

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on October 4, 2011 with respect to registration statement for the Class R5 and Class R6 Shares of JPMorgan Mid Cap Growth Fund ("Mid Cap Growth Fund") and Class R2 and Class R6 Shares of JPMorgan U.S. Small Company Fund ("U.S. Small Company Fund") (collectively, the "Funds"). Our responses to your comments are set forth below. Except as indicated below, we will incorporate the changes referenced below into the Trust's Registration Statement in a filing made pursuant to Rule 485(b) of the 1933 Act, which will be automatically effective on November 1, 2011 pursuant to the Rule.

GLOBAL COMMENTS – BOTH FUNDS

1. *Comment*: Please add the tickers for the new classes of the Funds being registered.

   Response: The tickers will be included in the Fund prospectuses, summary prospectuses and Statement of Additional Information.

2. *Comment:* Please add the portfolio turnover rates for the Funds.

   Response: The updated portfolio turnover rates will be included in the Fund prospectuses and summary prospectuses.

3. *Comment:* In the "What are the Fund's main investment strategies?" section for each of the Funds, the market capitalization range for the index used to determine whether a Fund is in compliance with its 80% policy is included. Please include this range as of the date of the last reconstitution of the index and not as of

September 30, 2011 as previously disclosed (unless that is the date of the last reconstitution).

Response: The proposed revision will be made.

COMMENTS ON U.S. SMALL COMPANY FUND

4. *Comment*: In the "Investment Process" section of the fund summary, please modify the first sentence in more "plain English."

   Response: In response to your comment, the first two sentences of the section will be modified as follows:

   Investment Process: In managing the Fund, the adviser ~~employs a process that ranks stocks based on its leverages a~~ proprietary stock ranking system. ~~that is enhanced by a fundamental overlay (bottom up research conducted by small cap analysts and the portfolio management team) to determine the attractiveness of the stocks within the investment universe. Stocks are ranked and are then placed into portfolios.~~ The rankings are then reviewed and adjusted utilizing fundamental research conducted by the investment team to enhance accuracy and consistency. The adjusted rankings are used to place stocks into portfolios.

5. *Comment:* In the "More About the Funds" section, please disclose that shareholders will be provided 60 days notice of a change in the U.S. Small Company's non-fundamental investment objective.

   Response: Either Fund would provide the 60 day prior notice of any change in its 80% policy as required by Rule 35d-1. In addition, as we have confirmed to the Staff in past correspondence, we expect to provide shareholders with reasonable advance notice of material changes to a Fund's non-fundamental investment objective or material investment policies. However, we note that the Form does not require the Fund to specify a notice period for changes to the Fund's non-fundamental investment objective or other material policies and therefore, we respectfully disagree with the proposed revision.

In connection with your review of the Fund's Post-Effective Amendment No. 167 filed by the Trust on August 19, 2011, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission ("Staff"), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff's comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-7598.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary